

January 15, 2009

Via U.S. Mail
Ms. Eileen Nugent
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

> **Re:** **Indevus Pharmaceuticals, Inc.**
> **Schedule TO-T filed January 7, 2009 by BTB Purchaser, Inc. and**
> **Endo Pharmaceuticals Holdings, Inc.**
> **Schedule TO-T/A filed January 8, 2009 and January 13, 2009**
> **SEC File No. 5-41015**

Dear Ms. Nugent:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1.   We note that you are offering shareholders of Indevus Pharmaceuticals, Inc. $4.50 per share and up to an additional $3.00 per share in contingent cash consideration payments. Shareholders who tender will receive the right to receive the contingent cash consideration based on the company's ability to receive specified approvals within the timeframes referenced in the Offer to Purchase. Supplementally provide us with your well-reasoned legal analysis as to whether the contingent cash payment rights that are to be provided are securities that should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters

in support of your position.

2.   As currently structured, the offer will result in tendering holders receiving $4.50 in cash and a right to an additional deferred payment of cash consideration of up to $3.00. Based on the conditions related to the approval process for the NEBIDO and octreotide drug applications, shareholders may not receive the total of $7.50 in consideration until 5 years after the first commercial sale of NEBIDO and/or up to four years after the close of the tender offer given the conditions related to the approval of the octreotide implant. Given the time from the close of the tender offer to the time tendering shareholders could receive payments, provide your legal analysis of how the proposed offer complies with the prompt payment provisions in Rule 14e-1 (c). Your analysis should address whether the rights that shareholders receive would be considered enforceable as of the close of the tender offer under state law. Please also provide reference to any staff no-action letters or interpretations that you believe support your analysis.

Offer to Purchase

Contingent Cash Consideration Payment Agreements, page 49

3.   You disclose that the "right to receive future Contingent Cash Consideration Payments will be subject to certain procedures agreed to by the parties to the Contingent Cash Consideration Agreements." Revise to provide a more detailed summary of the material terms of the agreements with specific reference to the "certain procedures" that a shareholder must follow in order to receive their contingent cash payments following the close of the tender offer or merger.

4.   Please clarify your disclosure to affirmatively state that holders of rights (i.e. persons whose shares are accepted in the tender offer or who receive merger consideration) are considered beneficiaries of the agreements. Disclose the contractual rights the holders of rights have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by shareholders who own less than a majority or less than 20% of outstanding rights.

Conditions of the Offer, page 52

5.   You disclose that the "failure of Endo or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that a condition may be asserted at any time, even after expiration of the offer. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied

or waived as of the expiration of the offer. Revise to make clear that the conditions of the offer may not be asserted based on events that occur or conditions that exist after the offer's expiration.

6.   We refer you to the excerpted language cited in our prior comment. Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

▪ the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Eileen Nugent
Indevus Pharmaceuticals, Inc.
January 15, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203.   Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions